                                                        EXHIBIT D





                                   March 12, 1996



Lois D. Cashell, Secretary
Federal Energy Regulatory Commission
888 First Street, N.E.
Washington, DC 20426


               Re: NEES Transmission Services, Inc. -- Open Access Transmission Tariffs, Service Agreements, Related Contracts; New England Power Company -- Control Area Ancillary Transmission Services Agreement, Generation Services Support Agreement, Amendment to FERC Electric Tariff, Original Volume No. 1; New England Power Company, Massachusetts Electric Company, The Narragansett Electric Company and Granite State Electric Company -- Transmission and Distribution Support Agreement


Dear Secretary Cashell:

Overview of Filing

     New England Electric System ("NEES"), on behalf of its proposed new subsidiary to be formed and named NEES Transmission Services, Inc. ("NEES Trans"), and New England Power Company ("NEP") hereby submit for filing transmission tariffs and related agreements in response to the Commission's Notice of Proposed Rulemaking in Docket No. RM95-8-000 (NOPR). Today's filing for open and comparable transmission access meets, and indeed goes beyond, the requirements set forth in the Commission's NOPR and pro forma tariffs.

     As explained below and in the accompanying testimony, the NEES Companies 1 propose to turn control of their transmission facilities over to NEES Trans. NEP will take service under the tariffs for all off-system wholesale transactions, as will unaffiliated market participants. In addition, the NEES Companies propose to apply NEES Trans' new tariffs to NEP's service to its existing wholesale requirements customers. These actions will ensure that both NEES Trans' affiliates as well as unaffiliated customers will rely on the tariffs for unbundled transmission service. 2

     The tariffs filed today provide for wholesale transmission services only. The unbundling of wholesale transmission and generation services that these tariffs implement is nevertheless a critical underpinning for Choice: New England, the NEES Companies' plan for the introduction of retail competition. The service agreements under the tariffs may be voluntarily modified to provide for retail wheeling service on terms that allow recovery of stranded costs, prevent bypass and provide for the collection of a non-bypassable access charge, consistent with Choice: New England. 3



__________________

     1 The NEES Companies affected by this filing include New England Power Company, Massachusetts Electric Company ("Mass. Electric"), The Narragansett Electric Company ("Narragansett") and Granite State Electric Company ("Granite State"). Granite State does not own transmission facilities, however, as defined under the Federal Power Act, 16 U.S.C. Section 824d et seq.

     2 Attachment A to this filing letter shows the proposed transition from New England Power Company's bundled generation and transmission business to the corporate and functional separation of generation and transmission with the establishment of NEES Trans. The attachment also shows the migration of customers and services from NEP's existing transmission tariffs and contracts to the NEES Trans tariffs tendered today. Because of the tightly-related and comprehensive nature of the package of tariffs, service agreements and contracts affected by this filing, it is of critical importance that the package be viewed and treated as a whole. The NEES Companies also respectfully request that the effective dates sought for the various elements of this package be granted as requested. Such treatment will work to ensure that all similarly situated customers migrate to comparable service simultaneously and that all rate moratoria currently in effect are honored.

     Although the NEES Companies are not proposing at this time to transfer ownership of their transmission assets to NEES Trans, the proposed NEES Trans tariffs are also designed to function with minimal modifications in the event of such a transfer. The NEES Companies recognize that before transfer of ownership may occur, state and federal regulatory approvals would be required.


Rate Schedules

     Pursuant to section 205 of the Federal Power Act and Part 35 of the Commission's Regulations, enclosed for filing on behalf of NEES Transmission Services, Inc., a new subsidiary of NEES, are six copies of each of the following:

     - NEES Transmission Services, Inc.'s Network Integration Service Transmission Tariff ("Network Tariff"), under which NEES Trans offers wholesale network transmission service over the integrated transmission system of the NEES Companies to eligible customers, including the distribution affiliates of NEES, on a comparable and non-discriminatory basis;

     - NEES Transmission Services, Inc.'s Point-to-Point Transmission Service Tariff ("Point-to-Point Tariff"), under which NEES Trans offers wholesale point-to-point transmission service over the transmission system of the NEES Companies to eligible customers, including NEP, the generation subsidiary of NEES, on a comparable and non-discriminatory basis;








__________________


3 The NEES Trans network service agreement with each of NEP's current all-requirements Tariff No. 1 customers includes a liability release and indemnification under which the customer agrees to hold NEES Trans harmless in the event that the customer requests transmission service not generally available but which may give rise to stranded costs. Similar language is incorporated into Section 25 of the Point-to-Point Tariff.

     - Service Agreements under NEES Transmission Services, Inc.'s Network Tariff for (i) customers currently taking service under NEP's wholesale requirements tariff (NEP's FERC Electric Tariff, Original Volume No. 1), including NEP's distribution affiliates; (ii) all customers currently taking service under NEP's existing tariff for wholesale network transmission service to transmission dependent utilities (NEP's FERC Electric Tariff, Original Volume No. 4); (iii) all customers taking network-type service under NEP's FERC Electric Tariff, Original Volume No. 8; and (iv) Fitchburg Gas & Electric Co.; 4

     - Service Agreements for non-firm service under NEES Transmission Services, Inc.'s Point-to-Point Tariff for
          (i) NEP, to be used for the wheeling of its wholesale coordination sales; (ii) all customers with service agreements under NEP's existing tariff for non-firm point-to-point wholesale transmission service (NEP's FERC Electric Tariff, Original Volume No. 3); and (iii) all customers with non-firm contracts dependent on the terms, conditions and rates of Tariff No. 3; 5

     -    Service Agreement for Firm Service under NEES
          Transmission Services, Inc.'s Point-to-Point Tariff for all customers with service agreements for point-to-point firm service under NEP's Tariff No. 8;

     -    Support Agreements between NEES Transmission Services,
          Inc. and the municipal light departments of Hingham and Hull (Mass.) for their limited use of the Company's transmission system. 6






__________________


     4 Fitchburg Gas & Electric is a transmission-dependent utility which has been taking non-firm point-to-point service under NEP's Tariff No. 3.

     In addition, enclosed for filing on behalf of NEP are six copies of each of the following:

     - Control Area Ancillary Transmission Services Agreement between New England Power Company and NEES Transmission Services, Inc., under which NEP agrees to provide generation-related ancillary services to enable NEES Trans to provide generation-related ancillary services to customers under its tariffs;

     - Generation Services Support Agreement between New England Power Company and NEES Transmission Services, Inc., which defines the terms under which (i) NEP will operate its generation facilities out of economic dispatch at NEES Trans' request, in connection with constraints on the transmission system operated by NEES Trans, and (ii) NEP's generation will provide for reactive power support; and

     - An amendment to Schedules II-A and II-B of Tariff No. 1, which requires NEP to provide a credit to its wholesale requirements customers equal to their payments under NEES Trans' Network Tariff, thereby permitting the unbundling of NEP's wholesale requirements service without affecting the overall level of customers' rates under Tariff No. 1. The credit is designed to maintain revenues from each Tariff No. 1 customer at a level equal to the total revenues billable under the settled W-95(S) and W-95(N) rates. Accordingly, any refunds

___________________

     5 NEES Trans proposes to treat existing Tariff No. 3 service agreements (except for Fitchburg Gas & Electric) and contracts based on Tariff No. 3 as the equivalent of completed Transaction Requests for non-firm service under the Point-to-Point Tariff filed today. As of the effective date of the Point-to-Point Tariff, however, customers will be required to complete and submit Transaction Requests to NEES Trans for subsequent transactions. The Company furthermore proposes to deem long-term (i.e., longer than 30 days) transactions under NEP's Tariff No. 3 "renewed" through the expiration of their terms. NEES Trans makes this one-time offer in an effort to mitigate the administrative effects of the transition from NEP's Tariff No. 3 and dependent contracts to NEES Transmission Services, Inc.'s Point-to-Point Tariff.

     6 The distinct configuration of the Hingham and Hull systems and the rationale for their support agreements are discussed in Mr. Turner's testimony.

          ordered by the Commission following its review of the Network Tariff would be reconciled and payable to NEP during the effective period of the W-95(S) and W-95(N) tariff rates.

     Finally, enclosed for filing on behalf of New England Power
     Company, Massachusetts Electric Company, The Narragansett
     Electric Company, and Granite State Electric Company are six
     (6) copies of:

     - Transmission and Distribution Support Agreement under which NEES Trans assumes control over NEP's transmission facilities and agrees to reimburse NEP for the costs of owning, operating and maintaining those facilities, and under which Mass. Electric, Narragansett and Granite State agree to permit NEES Trans to offer distribution services for third-party wholesale transactions.


     Formation of NEES Transmission Services, Inc. and Corporate
Unbundling of Transmission and Generation

     NEES Transmission Services, Inc. is a newly proposed subsidiary of NEES, whose purpose is to control, operate and maintain the transmission facilities of the NEES Companies, and to provide transmission services over those facilities throughout the NEES Companies' three-state service area. 7 Concurrent with this filing, NEES will submit an application under the Public Utility Holding Company Act of 1935 seeking authorization for the establishment of NEES Transmission Services, Inc. 8 Because NEES Trans requires this SEC approval, the effective date of all contracts, tariffs and service agreements tendered today is requested as of the first day of the calendar month following the later of (i) 60 days from today's date or (ii) five (5) business days following SEC approval.

     By turning over control of their transmission facilities to NEES Trans and committing to take service over those facilities under NEES Trans' tariffs, the NEES Companies propose to implement the Commission's comparability objectives for open access wholesale transmission in a manner that goes beyond the requirements of the NOPR. Although the NOPR does not require corporate unbundling, the NEES Companies have taken this step as part of their overall approach to ensuring the provision of wholesale transmission service on comparable terms to all users of the transmission system, including NEES Trans' affiliates.

     As further described in Mr. Sergel's testimony in support of this filing, NEES Trans will also play a major role in the implementation of Choice: New England, the NEES Companies' proposal for introducing customer choice in retail markets. NEES Trans and the tariffs which are the subject of this filing are also critical components in ensuring nondiscriminatory open access transmission across the NEES Companies' integrated system in New England. Mr. Turner's enclosed testimony explains in detail how the two tariffs will operate to serve all customers -- affiliated and non-affiliated -- with comprehensive transmission services in a comparable manner.

NEES Transmission Services, Inc.'s Assumption of Control Over
NEP's Transmission System and Use of the Distribution Affiliates'
Systems

     Currently, NEP owns or controls all of the transmission facilities of the NEES Companies. 9 Pursuant to the Transmission and Distribution Support Agreement, NEP grants NEES Trans the right to use and control its transmission facilities and NEES Trans agrees to support the costs of those facilities. NEES Trans in turn will make those transmission facilities available to qualified entities -- including its NEES affiliates -- pursuant to the proposed tariffs. Through its collection of charges for service under the Network and Point-to-Point Tariffs, NEES Trans will recover the support charges it is obligated to pay to NEP and its distribution affiliates under the Transmission and Distribution Support Agreement, the Generation Services Support Agreement and the Control Area Ancillary Transmission Services Agreement.

     The transmission facilities to which NEP is granting rights to NEES Trans include NEP's contractual rights to use certain transmission facilities owned by others. 10 By providing copies of this filing to the owners of the transmission facilities listed in Schedule A of the Transmission Service and Support Agreement, NEP hereby notifies those companies of its intention to grant NEES Trans control over NEP's contractual rights to use those facilities. NEES Trans intends to conform its use to the rights provided under each contract; in other words, contractual limitations on facilities now used by NEP will be observed by NEES

__________________

     7 The NEES Companies serve portions of Massachusetts, Rhode
Island and New Hampshire. In addition, NEP makes de minimus sales at retail in Vermont and Massachusetts from its hydro-electric operations.

     8 Following SEC approval of the formation of NEES Trans, the new company will submit to the Commission a Notice of Succession pursuant to 18 C.F.R. 35.16 and 18 C.F.R. 131.51.

Trans. By copy of this filing, NEP furthermore notifies all parties interconnected to its transmission system of its intention to assign its interconnection rights and obligations to NEES Trans. The Transmission and Distribution Support Agreement furthermore grants NEES Trans use of the distribution systems of Mass. Electric, Narragansett and Granite State as they may be needed to support wholesale transactions. Under the terms of the Agreement, NEES Trans agrees to reimburse each retail affiliate for the use of its facilities at its cost of service.

NEES Transmission Services, Inc.'s Transmission Tariffs and Their
Application to Affiliates

     NEES Trans' proposed tariffs adhere closely to the intent of the pro forma tariffs and the Commission's objectives as stated in the NOPR. All basic services identified in the pro forma tariffs are provided. In some cases, service offerings are expanded or tailored to serve known needs of transmission customers in New England and to conform with New England Power Pool (NEPOOL) requirements. Based on NEP's extensive experience in providing transmission service under generally available tariffs over the past fifteen years, NEES Trans' tariffs offer more detail on a number of matters than the pro forma tariffs require. For example, both tariffs set forth detailed forms for applications for service and forms of service agreements, interconnection agreements and agreements for transmission system and facilities studies. The Network Tariff also includes a standard form of Network Operating Agreement. By including standard forms for these agreements in the tariffs, NEES Trans hopes to minimize obstacles to the prompt initiation of transmission service.

     The modifications 11 made by NEES Trans to the pro forma tariffs do not diminish the basic services provided, but recast the pro forma tariffs for the setting of a transmission-only company. For example, NEES Trans does not have "native load' customers, as defined in the pro forma tariffs. This factor alone has caused a substantial number of modifications to the pro forma tariff text. It has also caused NEES Trans to enter into transitional contracts with NEP to obtain generation-related ancillary services and to reimburse NEP for out-of-rate

_______________

     9 Some transmission facilities are owned by NEES' distribution affiliates, Narragansett and Mass. Electric. However, to the extent necessary to make wholesale transactions, these facilities are currently controlled and operated by NEP as part of its integrated transmission system pursuant to the integrated facilities provisions of NEP's Tariff No. 1, Schedule III-B.

generation since these cannot be provided by a transmission-only company. NEES Trans has ensured that its tariffs, including the modifications to the pro forma models, provide comparable service for all wholesale transmission customers seeking service over the NEES Companies' integrated transmission system. 12

     The NEES Companies' confidence that NEES Trans' tariffs will operate fairly is reflected in their commitment to take all wholesale transmission service under the tariffs. The NEES Companies have gone beyond the Commission's requirement that a utility "take transmission service for [new] wholesale requirements service and coordination transactions under its filed tariff," NOPR at 97, by applying NEES Trans' Network Tariff to existing affiliated wholesale requirements customers. This is especially significant in the case of the NEES Companies, since essentially all of the power through which NEES' retail distribution subsidiaries serve their native load customers is purchased from NEP under NEP's wholesale requirements tariff. By applying NEES Trans' new Network Tariff to that service, as well as applying NEES Trans' Point-to-Point Tariff to NEP's coordination sales, this filing reflects a strong commitment by the NEES Companies to the terms and conditions of the services made available under those tariffs. The NEES Companies would not and could not make that commitment unless they were convinced that NEES Trans' tariffs are structured to operate fairly for all market participants.

Rates for Transmission Services

     Under the Transmission and Distribution Support Agreement,
NEES Trans agrees to compensate NEP for NEP's total transmission cost of service, determined in accordance with the formula
_________________

     10 NEP's rights to utilize a share of certain high voltage direct current (HVDC) facilities that transmit power from Hydro Quebec to the regional alternating current grid are not covered by the Transmission and Distribution Support Agreement. Nor are NEP's costs of supporting those facilities included in the support charges paid by NEES Trans or in NEES Trans' rates for tariff services. In Northeast Utilities Service Co., 62 FERC paragraph 61,294 (1993), the Commission ruled that the costs of supporting the HVDC facilities are not included in the cost of supporting a utility's integrated AC transmission system. As described in Mr. Turner's testimony, because the HVDC facilities are not integrated, neither they nor their costs are included in the tariffs tendered today. NEP and NEES Trans respectfully request that the Commission affirm that this is the correct and lawful treatment of these specialized facilities.

specified in Schedule B to said agreement. NEES Trans furthermore agrees to compensate the three retail affiliates for NEES Trans' responsibility for NEP's transmission cost of service, together with the costs incurred by NEES Trans in operating the transmission system, form the basis for the charges for transmission service under the tariffs. Customers under NEES Trans' Network Tariff (including NEES Trans' distribution affiliates) will pay their load-ratio share of the total cost of service. Firm and non-firm customers under NEES Trans' Point-to-Point Tariff, including NEP, will pay rates determined by dividing the historic calendar year transmission revenue requirement by annual system network peak. Initially, as explained in Ms. Schwennesen's testimony, the non-firm rate will be derived by dividing the weekly firm rate by seven days and by dividing the daily firm rate by 24 hours. Firm customers will pay for all service reserved, while non-firm customers will pay only for service scheduled unless interrupted by NEPOOL or NEES Trans.





________________

     11 In Attachment B to this filing letter, NEES Trans highlights its major modifications to the pro formas with an explanation and rationale for each. This attachment is intended only as a convenient guide to the reader and is not meant to modify in any way the terms, conditions and/or rates of the tariffs or agreements which are the subject of this filing.

     12 NEES Trans recognizes that the Commission's Final Rule in Docket No. RM95-8-000 may require modifications to the tariffs tendered today. In the event that the Final Rule permits the incorporation of benefits (such as headroom rights for Network Customers), NEES Trans reserves the right to incorporate such provisions in any compliance filing it may be required to make. the use of their distribution facilities when used to support wholesale transactions. The formula for reimbursements to Mass. Electric, Narragansett and Granite State are appended to the Agreement as Schedule F. As explained in Ms. Schwennesen's testimony, the formulae employ a traditional cost-of-service methodology. The testimony of Mr. Cochrane and Dr. Williamson explain and support the cost of capital and return on equity components of NEP's and the distribution affiliates' charges to NEES Trans.

     NEES Trans' proposed tariffs contain substantially more specificity on rate issues than is required under the pro forma model tariffs. In keeping with customer expectations, and to more closely align rates with costs, NEES Trans will separately charge for uses extending beyond the rolled-in transmission services.
For example, NEES trans will separately charge for (i) transformation stepping down to the distribution system, (ii) meters, and (iii) wheeling over the distribution systems of the distribution affiliates. In addition, customers requesting studies of the need for or design of new transmission facilities will pay NEES Trans' actual costs incurred in performing the study itself or through the services of its affiliate, NEPSCo. In the event direct assignment facilities are constructed for a customer, both tariffs provide the carrying charge formula calculation that will be employed to charge customers for these specific facilities, in addition to their transmission rates. Charges for out-of-rate generation and reactive power supply are treated on a rolled-in, embedded basis in both tariffs. Rates for other optional ancillary services are unbundled to the extent possible and set forth in each tariff. The proposed rates are supported in the testimony of Ms. Schwennesen and Dr. Coxe.

Control Area Ancillary Transmission Services and Generation
Services Support Agreements

     As a transmission-only company, NEES Trans cannot use its own generating resources to offer generation-related ancillary services to transmission customers. NEP is accordingly filing a Control Area Ancillary Transmission Services Agreement with NEES Trans, under which NEES Trans may purchase from NEP ancillary services such as loss compensation service, energy imbalance service and system protection service, load following service and installed reserve service for the benefit of its transmission customers. Such services are completely optional for NEES Trans' customers, and will only be requested from NEP if needed by customers. The testimony of Dr. Coxe discusses the ancillary services to be offered by NEES Trans and their associated costs.

     For similar reasons, when demands on the transmission system operated by NEES Trans affect the operation of generating units, the effects will be felt not by NEES Trans -- which owns no generation -- but by NEP and other generators. The Generation Services Support Agreement between NEP and NEES Trans requires NEP to operate its generating units out of economic dispatch when called upon by NEES Trans to do so and for NEES Trans to compensate NEP for the resulting costs. To the extent not already covered by existing agreements with NEP, NEES Trans proposes to offer generally similar contracts to other generators interconnected with its system at locations that may require out-of-rate
generation.   The agreement also provides compensation to NEP for
its production investment in reactive power supply. NEES Trans will roll the costs incurred under this Agreement into its rates.

Effect of This Filing on NEP's Existing Transmission Tariffs and
Related Contracts

     NEP currently provides unbundled wholesale transmission service under three tariffs, as well as numerous bilateral transmission service contracts. NEP provides non-firm point-to-point transmission service under its Tariff No. 3, network transmission service to transmission dependent utilities under its Tariff No. 4, and firm transmission service under its Tariff No. 8. NEES Trans and NEP propose to supersede NEP's Tariff No. 3 with NEES Trans' Point-to-Point Tariff as of the effective date of this filing. 13 The Companies similarly propose to supersede NEP's Tariff No. 4 with NEES Transmission Services, Inc.'s Network Tariff as of the same date. This will ensure that unaffiliated customers currently taking transmission service under NEP's Tariff Nos. 3 and 4 will be taking service under the new tariffs on the same date that NEES Trans' affiliates begin to use those tariffs for their coordination and requirements sales. 12

     On October 4, 1994, the Commission approved a settlement in Docket No. ER 93-920-000 that, among other things, established a two-year moratorium on changes in the rates, terms, and conditions of NEP's Tariff No. 8. In recognition of that moratorium, NEP and NEES Trans propose to close Tariff No. 8 to new customers on the effective date of the tariffs tendered today and to supersede Tariff No 8 with the new tariffs effective November 1, 1996, following the expiration of that moratorium. 15


_____________

     13 A number of NEP's transmission service contracts are tied to the terms, conditions and rates of NEP's Tariff No. 3. When NEP's Tariff No. 3 is superseded by NEES Trans' Point-to-Point Tariff, customers under such contracts will take service under the new Point-to-Point Tariff. See Attachment D to this letter.

     14 NEES Trans is proposing to roll into its Network Tariff rate the costs of facilities built, operated and maintained for the benefit of its Network Customers. Accordingly, customers now making support payments for those facilities would be relieved of those payments to avoid double counting. The customers whose support agreements would be superseded or amended to reflect the rolled-in approach are listed on Attachment D to this filing letter.


Effect of This Filing on NEP's Existing Wholesale Requirements
Tariff

     As noted above, NEP's wholesale requirements customers will begin taking service under NEES Trans' Network Tariff upon its effective date. 16 To ensure that the initiation of network service from NEES Trans does not result in a rate increase to those customers (or to their retail customers), NEP is filing a proposed amendment to Schedules II-A and II-B of its wholesale requirements tariff. Under the amendment, NEP will credit its requirements customers with the charges they are required to pay
NEES Trans for network integration transmission service.   This
crediting mechanism permits the unbundling of NEP's requirements service to begin, while complying with the base rate moratorium and settlement approved by the Commission's Order in Docket Nos. ER95-267-000, et al. This crediting mechanism will operate through the effective period of the W-95 rates. Because NEP will be crediting its Tariff No. 1 customers for the full amount of their charges from NEES Trans during this period, NEP requests that the Commission affirmatively approve a reconciliation mechanism whereby NEP may recover from its customers any amounts refunded to them by NEES Trans upon final disposition of NEES Trans' rates by the Commission. Ms. Schwennesen more fully describes the operation of the crediting mechanism and a corresponding reconciliation measure in her attached testimony. NEP specifically requests that the Commission affirmatively approve the reconciliation and refund measures to ensure that NEP is held harmless and that any reconciliation is not deemed retroactive rate-making. If the Commission rules otherwise, then both NEP and NEES Trans request that NEES Trans' rates become effective for NEP's Tariff No. 1 customers, prospectively, on the date that NEES Trans' final approved rates are allowed to go into effect.

___________________

     15 Pursuant to its terms, one transmission contract tied to NEP's Tariff No. 8 will be superseded by Firm Point-to-Point Transmission Service as of the effective date of the Point-to-Point Tariff. See Attachment C. NEES Trans' Network Tariff will also supersede the terms, conditions and rates of NEP's distribution agreement with MMWEC for delivery of NYPA Power upon the effective date of the Network Tariff.

     16 In the Transmission and Distribution Support Agreement,
NEP assigns to NEES Trans NEP's transmission obligations under Tariff No. 1.

Real-Time Information Network Participation

     On February 2, 1996, the New England Power Pool Executive Committee authorized the development of a regional Real-Time Information Network (RIN) to fulfill the anticipated obligations of NEPOOL Participants under the Final Rule to be issued by the Commission in Docket No. RM95-9-000. The NEPOOL Executive Committee furthermore voted to permit non-participants to participate in the NEPOOL RIN. NEES Trans plans to fulfill its obligations by posting notice of its transmission availability, terms, conditions, and rates on this regional RIN. Like all other customers of NEES Trans, NEES Companies' affiliates will be required to obtain transmission information and may make inquiries and book firm and non-firm transmission capacity via the RIN. Until the RIN is functioning, the NEES Companies' affiliates will employ the same procedures used by other customers to inquire about and reserve transmission services. NEES Trans will closely adhere to the standards of conduct and due diligence contained in the two tariffs to prevent the appearance or occurrence of discriminatory dealings in transmission matters.

Effective Date; Request for Waiver of Notice Requirements

     Except as otherwise noted below, NEES Trans and its affiliates affected by this filing propose an effective date for the tariffs, service agreements, and other agreements filed herewith which shall be the first day of the calendar month following the later of (1) 60 days from the date of this filing or
(2) five (5) business days following SEC approval of the establishment of NEES Transmission Services, Inc. As explained above, NEES Trans and NEP propose to supersede NEP's Tariff No. 3 with NEES Trans' Point-to-Point Tariff (for non-firm service), and NEP's Tariff No. 4 with NEES Trans' Network Tariff, as of the same effective date. NEP proposes the same effective date for its transmission-related amendments to its Tariff No. 1. NEES Trans and NEP also propose to cease offering service under NEP's Tariff No. 8 as of the same date but request waiver of the Commission's notice requirements to supersede Tariff No. 8 as of November 1, 1996. The companies also request that service agreements permitting current Tariff No. 8 customers to take Firm Point-to-Point or Network service under the proposed tariffs be made effective as of November 1, 1996.

Cost Support; Request for Waivers

     The NEES Companies make this filing in advance of the issuance of the Final Rule in Docket No. RM95-8-000, as encouraged by the Commission in its "Further Guidance Order," issued March 29, 1995 in American Electric Power Service Corp., 70 FERC transmission service rates in this filing use formula rates which rely on historical data, NEES Trans and the NEES Companies request waiver of the requirement that Period II data be filed in support of this filing. Furthermore, since neither Narragansett nor Granite State would have derived any revenues from the use of their distribution facilities by NEES Trans during Period I, neither company is providing Period I Statements AA - BM except for Statement BK as required under Section 35.13(a)(2).

Future Filings

     Although the documents which are the subject of this filing constitute a major step toward the development of a more competitive electric market and the complete unbundling of the NEES Companies' transmission and generation functions, additional future filings will be tendered to meet the objective of fully competitive generation and open access transmission for retail markets. Accordingly, the NEES Companies anticipate the following filings with the Commission at various times in the future: 17

          Modified Transmission Service Agreements between NEES
          Transmission Services, Inc. and Granite State, Mass.
          Electric and Narragansett upon the successful resolution of retail restructuring efforts in New Hampshire, Massachusetts and Rhode Island, respectively;

          A power sales tariff seeking permission for New England
          Power Company to sell at market-based rates;

          An application for Exempt Wholesale Generators status for New England Power Company and designation of all of NEP's units as eligible facilities, following the receipt of necessary state approvals;

          A tariff seeking permission for New England Power
          Company to sell ancillary services at market-based rates;

          A Notice of Succession, following SEC approval of NEES
          Transmission Services, Inc., indicating that the newly-formed subsidiary is adopting all relevant rate schedules of New England Power Company.

As the evolution of more competitive markets continues in New
England, the NEES Companies may make additional filings with the Commission.

Documents Enclosed and Communications

     In addition to the proposed Tariffs and Agreements listed on pages 2 through 4 of this transmittal letter, six copies of each of the following documents are enclosed in support of this filing:

     -    This filing letter;

     -    Testimony and exhibits sponsored by seven (7) witnesses;

     - Exhibits and workpapers supporting the calculation of the proposed rates, including Statements AA - BM for NEP and Mass. Electric, and Statement BK for Granite State and Narragansett;

     - Revenue statements showing the anticipated rate effects on customers under the proposed tariffs compared to the rates currently in effect under NEP's various tariffs and contracts to be superseded by the new tariffs;

     - A list identifying the parties to whom copies of this filing have been sent; 18 and

     -    A form of notice suitable for publication in the Federal
          Register.


Courtesy copies of this filing are also included for hand delivery to Messrs. William Longenecker and John Conway. In addition, one copy of this letter is enclosed to be docketed, date- and time-stamped and returned in the self-addressed, stamped envelope included in this package.











________________

     17 The retail affiliates among the NEES Companies also anticipate filings before their respective state commissions in furtherance of their jurisdictional programs advancing competition.

Please address any inquiries and correspondence to the following individuals:

     Paige Graening, Esquire            Kenneth G. Jaffe, Esquire
     Attorney for the NEES Companies    Swidler & Berlin
     25 Research Drive                  3000 K Street, N.W.,
     Westborough, MA 01582              Suite 300
     (508) 389 - 3074                   Washington, DC 20007
                                        (202) 424-7563

Respectfully submitted,

s/ Paige Graening


Enclosures

_________________

     18 Pursuant to Section 35.2 of the Commission's Rules & Regulations, 18 C.F.R. section 35.2, the volumes containing workpapers and revenue statements are not being mailed today to customers who will be minimally affected by this filing. The NEES Companies will promptly send copies to any such customer who requests them.